# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PALATIN TECHNOLOGIES INC, CIK 0000911216
CUSIP: 696077601
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 4B CEDAR BROOK DRIVE, CRANBURY, New Jersey (NJ), 08512
Date of event which requires filing of this statement: 11/06/2025
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Filed by CIK 0001792126

## Reporting persons
- Logos Global Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 142,292; sole dispositive power 0; shared dispositive power 142,292; aggregate amount beneficially owned 142,292 (9.9% of the class)
  Comment: Percentage calculated based on (1) 140,000 shares of Common Stock beneficially owned by the reporting person and warrants to acquire 224,000 shares of Common Stock beneficially owned by the reporting person, and (2) 1,422,060 shares of Common Stock outstanding following the closing of the offering of shares by the Issuer on November 6, 2025.
- Logos Global Management GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 142,292; sole dispositive power 0; shared dispositive power 142,292; aggregate amount beneficially owned 142,292 (9.9% of the class)
  Comment: Percentage calculated based on (1) 140,000 shares of Common Stock beneficially owned by the reporting person and warrants to acquire 224,000 shares of Common Stock beneficially owned by the reporting person, and (2) 1,422,060 shares of Common Stock outstanding following the closing of the offering of shares by the Issuer on November 6, 2025.
- Logos Opportunities Fund IV LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 142,292; sole dispositive power 0; shared dispositive power 142,292; aggregate amount beneficially owned 142,292 (9.9% of the class)
  Comment: Percentage calculated based on (1) 140,000 shares of Common Stock beneficially owned by the reporting person and warrants to acquire 224,000 shares of Common Stock beneficially owned by the reporting person, and (2) 1,422,060 shares of Common Stock outstanding following the closing of the offering of shares by the Issuer on November 6, 2025.
- Logos Opportunities Fund IV GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 142,292; sole dispositive power 0; shared dispositive power 142,292; aggregate amount beneficially owned 142,292 (9.9% of the class)
  Comment: Percentage calculated based on (1) 140,000 shares of Common Stock beneficially owned by the reporting person and warrants to acquire 224,000 shares of Common Stock beneficially owned by the reporting person, and (2) 1,422,060 shares of Common Stock outstanding following the closing of the offering of shares by the Issuer on November 6, 2025.
- Arsani William: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 142,292; sole dispositive power 0; shared dispositive power 142,292; aggregate amount beneficially owned 142,292 (9.9% of the class)
  Comment: Percentage calculated based on (1) 140,000 shares of Common Stock beneficially owned by the reporting person and warrants to acquire 224,000 shares of Common Stock beneficially owned by the reporting person, and (2) 1,422,060 shares of Common Stock outstanding following the closing of the offering of shares by the Issuer on November 6, 2025.
- Graham Walmsley: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 142,292; sole dispositive power 0; shared dispositive power 142,292; aggregate amount beneficially owned 142,292 (9.9% of the class)
  Comment: Percentage calculated based on (1) 140,000 shares of Common Stock beneficially owned by the reporting person and warrants to acquire 224,000 shares of Common Stock beneficially owned by the reporting person, and (2) 1,422,060 shares of Common Stock outstanding following the closing of the offering of shares by the Issuer on November 6, 2025.

## Item 1. Issuer
Name of issuer: PALATIN TECHNOLOGIES INC
Address of issuer's principal executive offices: 103 Carnegie Center Drive, Suite 300, Princeton, NJ 08852

## Item 2. Person Filing
Name of person filing:
Logos Global Management LP ("Logos Global")

Logos Global Management GP LLC ("Logos Global GP")

Logos Opportunities Fund IV LP ("Opportunities Fund")

Logos Opportunities Fund IV GP LLC ("Logos GP")

Arsani William

Graham Walmsley

Logos Global is the investment adviser to investment funds, including Opportunities Fund. Logos Global GP is the general partner of Logos Global. Logos GP is the general partner of Opportunities Fund. Dr. William is the control person of Logos Global and Logos Global GP. Dr. William and Dr. Walmsley are control persons of Logos GP and the portfolio managers of Opportunities Fund.

The reporting persons are filing this statement jointly but not as members of a group, and they expressly disclaim membership in a group. Each reporting person disclaims beneficial ownership of Common Stock except to the extent of that person's pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of the Opportunities Fund should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any Common Stock covered by this Schedule 13G.
Address of principal business office or, if none, residence: One Letterman Drive, Building C, Suite C3-350, San Francisco, California 94129
Citizenship: See Item 4 of the cover sheet for each reporting person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Logos Global: 142,292

Logos Global GP: 142,292

Opportunities Fund: 142,292

Logos GP: 142,292

Arsani William: 142,292

Graham Walmsley: 142,292
Percent of class:
Logos Global: 9.9%

Logos Global GP: 9.9%

Opportunities Fund: 9.9%

Logos GP: 9.9%

Arsani William: 9.9%

Graham Walmsley: 9.9%
Sole power to vote or to direct the vote:
Logos Global: 0

Logos Global GP: 0

Opportunities Fund: 0

Logos GP: 0

Arsani William: 0

Graham Walmsley: 0
Shared power to vote or to direct the vote:
Logos Global: 142,292

Logos Global GP: 142,292

Opportunities Fund: 142,292

Logos GP: 142,292

Arsani William: 142,292

Graham Walmsley: 142,292
Sole power to dispose or to direct the disposition:
Logos Global: 0

Logos Global GP: 0

Opportunities Fund: 0

Logos GP: 0

Arsani William: 0

Graham Walmsley: 0
Shared power to dispose or to direct the disposition:
Logos Global: 142,292

Logos Global GP: 142,292

Opportunities Fund: 142,292

Logos GP: 142,292

Arsani William: 142,292

Graham Walmsley: 142,292

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Opportunities Fund holds the Common Stock for the benefit of its investors and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Logos Global Management LP: /s/ Arsani William, Managing Partner (11/14/2025)
- Logos Global Management GP LLC: /s/ Arsani William, Managing Member (08/13/2025)
- Logos Opportunities Fund IV LP: /s/ Arsani William, Managing Member of Logos Opportunities Fund IV GP LLC, General Partner of Logos Opportunities Fund IV LP (11/14/2025)
- Logos Opportunities Fund IV GP LLC: /s/ Arsani William, Managing Member (11/14/2025)
- Arsani William: /s/ Arsani William, Reporting person (11/14/2025)
- Graham Walmsley: /s/ Graham Walsmley, Reporting person (11/14/2025)
Comment: Exhibit 99 - Agreement Regarding Joint Filing of Statement on schedule 13D or 13G